HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

January 2, 2003

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Distribution of Interest on Equity – Relevant Fact
Companhia Siderúrgica Belgo-Mineira – Relevant Fact

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlo 1/22

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

DISTRIBUTION OF INTEREST ON EQUITY

We hereby advise the Shareholders that, at a Meeting held on December 20, 2002, the Board of Companhia Siderúrgica Belgo-Mineira deliberated on the proposal submitted by the Management to pay Interest on Equity for the 2002 financial year, on the following bases:

1. The gross amount to be distributed is R$ 90,643,235.08 (ninety million, six hundred and forty three thousand, two hundred and thirty five Reais and eight centavos), at R$ 12.37 per 1,000 common shares and R$ 13.61 per 1,000 preferred shares, calculated on the positions of the shareholders on December 31, 2002 and excluding shares held in Treasury, in compliance with Brazilian Law. This amount will not be restated monetarily through to the effective payment date thereof and, as stipulated in Article 30, Paragraph 5 of the By-Laws, the amount distributed thereby will be considered as early payment of the mandatory dividend for the 2002 financial year that will be declared at the next Annual General Meeting.
2. The Interest on Equity will be deemed to have been credited on an individual basis when the respective disbursement is entered in the books of the Company accounting system on December 31, 2002, withholding Income Tax at Source in compliance with Brazilian Law, other than for shareholders with proven tax-exempt status. Shareholders not registered as tax-exempt should provide documentary proof of such status by January 6, 2003, through a declaration mailed to: ***Cia. Siderúrgica Belgo-Mineira – Diretoria de Finanças e Relações com Investidores – Avenida Carandaí 1115, 24º andar – Belo Horizonte – MG – CEP 30130-915*** or sent to the following fax number: **(55-31) 3219-1358**. Should such status not be proven by January 6, 2003, Income Tax will be withheld at source.
3. The payment of the Interest on Equity will take place on a date to be defined by the Management, up to the deadline of February 28, 2003 and will be settled at the respective banking domiciles thereof through automatic credit transactions undertaken by the financial institution that is the depositary of the shares: Banco Itaú S/A. Once payment of the Interest on Equity begins, for shareholders whose records do not include their personal or corporate tax numbers (CPF/CNPJ) or their respective bank accounts, such Interest on Equity will be credited within 3 (three) business days as from the date on which their records are duly updated, at Banco Itaú branches offering shareholder services. The amounts due to shareholders opting for fiduciary custody will be credited in compliance with the procedures adopted by the Brazilian Settlement and Custody Company (CBLC – *Companhia Brasileira de Liquidação e Custódia*).
4. From January 2, 2003 onwards inclusive, trading in Belgo shares will be undertaken on an ex-interest basis.

Belo Horizonte, December 20, 2002

Marcos Piana de Faria

Director, Finance and Investor Relations

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

RELEVANT FACT

We hereby announce that our subsidiary company BELGO-MINEIRA URUGUAY S.A. (BMU) has come to an understanding with the Argentine joint shareholders with whom we are associated in ACINDAR Industria Argentina de Aceros S.A. (ACINDAR), regarding the renegotiation of the stock option purchase and sale agreements signed when this association was established in December 2000.

Through this renegotiation, the possibility of the above-mentioned Argentine joint shareholders exercising the option to sell their ACINDAR shares to BMU is postponed to 2005. At the same time, BMU brings forward the possibility of exercising the option to purchase the ACINDAR shares held by these same joint shareholders, immediately acquiring the Convertible Tradable Bonds (ONCs – *Obrigações Negociáveis Conversíveis*) and Warrants (subscription bonus) issued by ACINDAR, as well as the preference rights over such shares held by the above-mentioned joint shareholders and covered by the options.

There was no change in the amount to be disbursed by BMU should all the shares owned by the Argentine joint shareholders be purchased, in addition to the Convertible Tradable Bonds (ONCs) and Warrants, with the respective settlement period being extended for ten years, charging interest at the LIBOR rate as from December 2005.

Belo Horizonte, December 19, 2002

Marcos Piana de Faria
Director, Finance and Investor Relations

Companhia Siderúrgica Belgo-Mineira | Escritório Central Administrativo
Avenida Carandaí, 1115 - 17° ao 26° andares - CEP 30130-915 - Belo Horizonte - MG - Brasil
Tel. (31) 3219-1122 - Fax (31) 3273-2927
www.belgo.com.br